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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13(D)-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                       PURSUANT TO RULE 13D-2(B) AND (D)*




                        Laser Mortgage Management , Inc.
------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    51806D100
               --------------------------------------------------
                                 (CUSIP Number)

                                 January 3, 2002
               --------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

                 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)




-----------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).




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                                       13G


CUSIP NO.         51806D100                                   Page 2 OF 4 Pages



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Lloyd I. Miller, III                                     ###-##-####
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)     [   ]
                                                                (B)     [   ]
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
     ---------------------------------------------------------------------------
    NUMBER OF     5   SOLE VOTING POWER                451,350
      SHARES
   BENEFICIALLY   6   SHARED VOTING POWER              280,050
     OWNED BY
       EACH       7   SOLE DISPOSITIVE POWER           451,350
    REPORTING
      PERSON      8   SHARED DISPOSITIVE POWER         280,050
       WITH
      --------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            731,400
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.2%
12   TYPE OF REPORTING PERSON
            IN-IA-OO**
     ---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4.






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                                                                    Page 3 of 4

Item 1(a).     Name of Issuer:                  Laser Mortgage Management, Inc.

Item 1(b).     Address of Issuers's Principal
               Executive Offices:
                                                c/o Mariner Mortgage Management,
                                                    Inc.
                                                780 Third Avenue, 16th Floor
                                                New York, New York 10017

Item 2(a).     Name of Person Filing:           Lloyd I. Miller, III

Item 2(b).     Address of Principal Business
               Office or, if None, Residence:
                                                4550 Gordon Drive
                                                Naples, Florida 34102

Item 2(c).     Citizenship:                     U.S.A.

Item 2(d).     Title of Class of Securities:    Common Stock, $.001 par value

Item 2(e).     CUSIP Number:                    51806D100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)


Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 280,050 of the reported securities as the investment adviser to the trustee of certain family trusts. Lloyd I. Miller, III has sole dispositive and voting power with respect to 451,350 of the reported securities (i) as an individual, and (ii) as the manager of a limited liability company that is the general partner of certain limited partnerships.

          (a)  731,400

          (b)  5.2%

          (c)  (i) sole voting power: 451,350

               (ii) shared voting power: 280,050

               (iii) sole dispositive power:  451,350

               (iv) shared dispositive power: 280,050

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Persons other than Lloyd I. Miller, III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.




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                                                                    Page 4 of 4

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY:

           Not Applicable

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable

Item 10.   CERTIFICATION:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 28, 2002                  /s/ LLOYD I. MILLER, III
                                          ------------------------
                                              Lloyd I. Miller, III